					Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					June 30,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$45,464	$47,464	$44,637	$43,707	$51,216	$49,041
Interest applicable to rentals	1,916	1,880	1,162	771	1,427	1,538

Total fixed charges, as defined	$47,380	$49,344	$45,799	$44,478	52,643	$50,579

Preferred dividends, as defined (a)	4,490	5,099	5,067	5,129	4,373	6,411

Combined fixed charges and preferred dividends, as defined	$51,870	$54,443	$50,866	$49,607	$57,016	$56,990

Earnings as defined:

Net Income	$52,408	$67,058	$73,497	$62,103	$52,285	$53,981
Add:
Provision for income taxes:
Total income taxes	17,846	34,431	37,040	33,952	28,567	28,802
Fixed charges as above	47,380	49,344	45,799	44,478	52,643	50,579

Total earnings, as defined	$117,634	$150,833	$156,336	$140,533	$133,495	$133,362

Ratio of earnings to fixed charges, as defined	2.48	3.06	3.41	3.16	2.54	2.64

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.27	2.77	3.07	2.83	2.34	2.34

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.